Exhibit 99.(a)(2)

333 North Alabama Street, Suite 240

Indianapolis, Indiana 46204

Phone: (317) 262-4666

Fax: (866) 596-4155

November 4, 2015

Dear CTI Group (Holdings) Inc. Stockholder:

We are pleased to inform you that on October 18, 2015, CTI Group (Holdings) Inc. (“CTI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enghouse Systems Limited, an Ontario corporation (“Enghouse”), and New Acquisitions Corporation, a Delaware corporation and a wholly owned subsidiary of Enghouse (the “Purchaser”).

Pursuant to the terms of the Merger Agreement, the Purchaser commenced a cash tender offer to purchase all of the outstanding shares of CTI’s Class A common stock, par value $0.01 per share (the “Common Stock”), at a price of $0.61 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 9:00 A.M., New York City time, on December 4, 2015. Following the successful completion of the cash tender offer, the Purchaser will merge with and into CTI, and each share of Common Stock not purchased in the tender offer (other than (i) shares of Common Stock held by CTI or Enghouse or their respective subsidiaries (including, with respect to Enghouse, Purchaser), or (ii) with respect to shares held by stockholders of CTI who have properly exercised their appraisal rights in accordance with Delaware law, if applicable) will be canceled and converted into the right to receive $0.61 or any greater per share price paid in the tender offer, without interest thereon and less any applicable withholding taxes.

The CTI board of directors by a unanimous vote of those voting at a meeting at which all the directors of CTI were present (i) declared that the Merger Agreement and the Transactions contemplated thereby, including the tender offer and the Merger, are fair to and in the best interests of CTI and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, and (iii) recommended that the Company’s stockholders accept the tender offer, tender their shares of Common Stock to Purchaser pursuant to the tender offer and, to the extent required to consummate the merger, adopt the Merger Agreement. CTI’s board of directors unanimously recommends that CTI’s stockholders accept the tender offer and tender their shares of Common Stock to the Purchaser pursuant to the tender offer and, if necessary, approve and adopt the Merger Agreement.

In arriving at its recommendation, the CTI’s board of directors gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on November 4, 2015, that accompanies this letter. Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Manfred Hanuschek

Chief Executive Officer and President
CTI Group (Holdings) Inc.